RMS

18007190

Securities and Exchange

MAY 17 2018

RECEIVED

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-17883

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AXA Adcisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1290 Avenue of the Americas
(No. and Street)

New York (City) NY (State) 10104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nicholas Gismondi 201-743-5073
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

GA

OATH OR AFFIRMATION

I, Nicholas Gismondi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AXA Adcisors, LLC, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President and Controller

Title

PAOLA T MIRABAL
ID# 2441705
NOTARY PUBLIC
STATE OF NEW JERSEY
MY COMMISSION EXPIRES 12/24/18

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AXA Advisors, LLC

(A wholly owned subsidiary of AXA Distribution Holding Corporation)

Statement of Financial Condition

December 31, 2017

AXA Advisors, LLC
(A wholly owned subsidiary of AXA Distribution Holding Corporation)
Index
December 31, 2017

AXA Advisors, LLC
(A wholly owned subsidiary of AXA Distribution Holding Corporation)
Statement of Financial Condition
December 31, 2017

Assets	
Cash and cash equivalents	$ 44,018,867
Receivable from affiliates	1,085,550
Receivable from sponsors and broker-dealers	13,677,536
Securities owned, at fair value	202,432
Deferred tax assets	657,749
Prepaids and other assets, net	1,825,940
Total assets	$ 61,468,074
Liabilities and Member's Capital	
Liabilities	
Payable to affiliates	$ 5,776,272
Payable for commissions and fees	17,712,547
Current tax liabilities	4,428,521
Other liabilities	1,038,184
Total liabilities	28,955,524
Member's capital	
Total member's capital	32,512,550
Total liabilities and member's capital	$ 61,468,074

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Member of AXA Advisors, LLC

Opinion on the Financial Statement- Statement of Financial Condition

We have audited the accompanying statement of financial condition of AXA Advisors, LLC (the "Company"), as of December 31, 2017, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement, presents fairly, in all material respects, the financial position of the Company as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 27, 2018

We have served as the Company's auditor since 1999.

1. Organization

AXA Advisors, LLC (the "Company"), a Delaware limited liability company, is a wholly owned subsidiary of AXA Distribution Holding Corporation ("Holding"), and an indirect subsidiary of AXA Equitable Financial Services, LLC ("AEFS"). AEFS is a direct, wholly-owned subsidiary of AXA Financial, Inc. ("AXA Financial," and collectively with its consolidated subsidiaries, "AXA Financial Group"). AXA Financial is an indirect wholly-owned subsidiary of AXA S.A. ("AXA"), a French holding company for the AXA Group, a worldwide leader in financial protection.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is also a registered investment advisor under the Investment Advisors Act of 1940. Its principal businesses are the distribution of shares of investment products, primarily mutual funds offered by affiliates and third parties, as well as the sale of brokerage products and variable life insurance and annuity contracts issued by AXA Equitable Life Insurance Company ("AXA Equitable") and MONY Life Insurance Company of America ("MLOA"), wholly owned indirect subsidiaries of AXA Financial. The Company focuses on the development and management of retail customers and currently offers a variety of asset management accounts with related services, as well as money management products such as asset allocation programs and advisory accounts. Retail distribution of products and services is accomplished by financial professionals ("FP's") contracted with AXA Network, LLC ("AXN"), an affiliate, and the Company.

LPL Financial LLC ("LPL"), an independent brokerage firm, provides clearing and certain back-office brokerage services to the Company. The agreement between LPL and the Company is in effect through December 15, 2019 (the "LPL Agreement"). The LPL Agreement will renew automatically for an additional twenty-four month term unless terminated under certain conditions.

2. Significant Accounting Policies

Basis of Presentation

The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions (including normal, recurring accruals) that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. The accompanying financial statements reflect all adjustments necessary in the opinion of management for a fair presentation of the financial position of the Company and its results of operations and cash flow for the period presented.

The Company estimates that the carrying value of receivables and payables approximates fair value, due to their short term nature.

Revenue Recognition

Securities transactions and related commission revenues and expenses and receivables and payables are recorded on a trade date basis. Securities transactions executed but not settled as of December 31, 2017 are reflected in the Statement of Financial Condition and were subsequently settled after December 31, 2017. Fee revenue on advisory accounts is charged to customers quarterly based on their assets under management. Advisory reallowance fees and marketing support income are accrued in the period in which they are earned.

Cash and Cash Equivalents
The company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. As of December 31, 2017, the cash held at one bank exceeded the Federal Deposit Insurance Company ("FDIC") insurance limits.

Investments in money market funds are considered cash equivalents. The carrying amount of such cash equivalents approximates their fair value due to the short-term nature of these instruments. Cash equivalents at December 31, 2017 include an investment in one money market fund totaling $36,687,748. Interest income is accrued as earned.

Given the concentration of cash and cash equivalents, the Company may be exposed to certain counterparty risk.

Securities Owned
Securities owned are reported in the Statement of Financial Condition at fair value. Refer to Note 3 for policies on fair value measurement.

Prepaids and Other Assets
Prepaids and other assets primarily includes $722,000 of technology cost chargebacks to FP's, net of an allowance for doubtful accounts of $179,600. The allowance is maintained at a level that the Company estimates to be sufficient to absorb potential losses and is primarily based on the current aging and historical collectability of these receivables.

Income Taxes
The Company is included in the consolidated federal income tax return filed by AXA Financial and the consolidated state and local income tax returns filed by Holding. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current taxes or benefit calculated is either remitted to or received from Holding. The amounts of current and deferred income tax-related assets and liabilities are recognized as of the date of the financial statements utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. Under the state tax sharing agreement with Holding, the Company computes its state tax liability as if the Company filed state tax returns on a separate-return basis; if the Company's tax attributes are utilized by Holding to reduce Holding's state tax liability, the Company will be reimbursed.

Insurance Recoveries
Recoveries of legal settlements through the Company's fidelity bond policy are recorded in the period received or determined to be assured.

New Accounting Pronouncements
In August 2016, the FASB issued new guidance to simplify elements of cash flow classification. The new guidance is intended to reduce diversity in practice in how certain transactions are classified in the statement of cash flows. The new guidance is effective for interim and annual periods beginning after December 15, 2017 and should be applied using a retrospective transition method. Implementation of this guidance did not have a material impact on the Company's financial statements.

In February 2016, the FASB issued revised guidance on lease accounting. The revised guidance will require lessees to recognize a right-of-use asset and a lease liability for virtually all of their leases. Lessor accounting will continue to be similar to the current model, but updated to align with certain changes to the lessee model. Extensive quantitative and qualitative disclosures, including significant judgments made by management, will be required to provide greater insight into the extent of revenue and expense recognized and expected to be recognized from existing contracts.

The revised guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018, with early adoption permitted. Management does not expect implementation of this guidance will have a material impact on the Company's financial statements.

In May 2014, the FASB issued new revenue recognition guidance that is intended to improve and converge the financial reporting requirements for revenue from contracts with customers with International Financial Reporting Standards. The new guidance applies to contracts that deliver goods or services to a customer, except when those contracts are for: insurance, leases, rights and obligations that are in the scope of certain financial instruments (i.e., derivative contracts) and guarantees other than product or service warranties. The new guidance is effective for interim and annual periods, beginning after December 15, 2017. Accordingly, this new guidance was adopted on January 1, 2018. Management has completed its analysis of the Company's significant revenue streams and related underlying contracts and concluded it does not expect any changes in the amounts or timing of revenue recognition. Interpretations of this new accounting by relevant industry practice groups with respect to broker-dealer revenues will continue to be monitored.

Exemptive Provision Under Rule 15c3-3
The Company claims exemption from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of the Rule.

Subsequent Events
Events and transactions subsequent to the balance sheet date have been evaluated by management, for purpose of recognition or disclosure in these financial statements, through February 27, 2018, the date that these financial statements were available to be issued.

3. Fair Value Measurement

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The accounting guidance established a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value, and identifies three levels of inputs that may be used to measure fair value:

Level 1 — Unadjusted quoted prices for identical assets or liabilities in active markets. Level 1 fair values generally are supported by market transactions that occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 — Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, and inputs to model-derived valuations that are directly observable or can be corroborated by observable market data.

Level 3 — Unobservable inputs supported by little or no market activity and often requiring significant management judgment or estimation, such as an entity's own assumptions about the cash flows or other significant components of value that market participants would use in pricing the asset or liability.

December 31, 2017	Financial Instruments Measured at Fair Value on a Recurring Basis Level 1	Level 2	Level 3	Total
Cash equivalents	$ 36,687,748	$ -	$ -	$ 36,687,748
Securities owned, at fair value	54	-	202,378	202,432
	$ 36,687,802	$ -	$ 202,378	$ 36,890,180

Cash equivalents classified as Level 1 include investments in money market funds and are carried at cost as a proxy for fair value due to their short-term nature. Securities classified as Level 1 represent exchange-traded equity securities.

Securities owned, at fair value classified as Level 3 includes auction rate securities for which quoted prices are not available. The Company obtains pricing information for these securities through third-party pricing services. The pricing service applies a Discounted Cash Flow technique which utilizes significant unobservable inputs including yield and adjustments for credit quality and illiquidity.

The following table includes changes in fair value for financial instruments classified within Level 3 of the fair value hierarchy during the year ended December 31, 2017. Realized and unrealized gains and losses are included within Other income on the Statement of Operations.

	Level 3
Fair value at January 1, 2017	$ 206,445
Purchases	-
Settlements	-
Realized gains	-
Net change in unrealized gains relating to instruments held at year-end	(4,067)
Fair value at December 31, 2017	$ 202,378

There were no transfers In (Out) of financial instruments classified within Level 3 of the fair value hierarchy.

4. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (the "Rule"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined in the Rule, shall not exceed 15 to 1. As of December 31, 2017, the Company had net capital of $14,439,015 which exceeded required net capital of $1,930,369 by $12,508,646 and the Company's ratio of aggregate indebtedness to net capital was 2.01 to 1.

5. Transactions With Affiliates

On December 21, 2017, the Company made a $39,000,000 cash distribution to Holding.

During 2017, the Company earned fees of $4,979,234 for products offered by its affiliate, AllianceBernstein LP ("Alliance"), $277,932 from AXA Distributors, LLC ("ADL") and $178,019 from Funds Management Group ("FMG"). Receivable from affiliates as of December 31, 2017 includes $979,300 due from Alliance and $106,666 due from ADL.

Pursuant to the Agreement for Cooperative and Joint Use of Personnel, Property and Services, and the Distribution and Servicing Agreement, AXA Equitable provides the Company with personnel to perform management, administrative, clerical and sales services and makes available the use of certain property and facilities. During 2017, the Company incurred expenses of $26,499,650 for the cost of such personnel and services, including $981,241 of allocated costs for various share-based compensation plans sponsored by AXA Financial. At December 31, 2017, the Company had a payable of $94,731 due to AXA Financial classified within Payable to affiliates representing the amount due based on the allocation of benefit plan related expenses. At December 31, 2017, the Company also had a payable classified within Payable to affiliates of $5,681,541, of which $5,125,147 is to reimburse AXN for commissions paid on behalf of the Company and a $556,394 payable to AXA Equitable for pass-through 12b-1 fees and allocated expenses.

During 2017, the Company earned revenues of $479,248,913 from affiliates, which were simultaneously paid out to financial professionals or paid to the affiliates for services pursuant to the agreements described above. Equal amounts of revenue and expense are included in the Statement of Operations.

6. Income Taxes

As a single member limited liability company, the Company is treated as a division of Holding for Federal and State income tax purposes, not as a separate taxable entity. Tax sharing arrangements between the Company and Holding provide that the amount the Company will either remit to or receive from Holding for its share of Federal and State income taxes is calculated as though the Company was filing separate Federal and State income tax returns. Under the Federal income tax sharing agreement, the Company is reimbursed for the use of its separate company losses or tax credits to the extent there is an aggregate reduction in the consolidated federal tax liability of the AXA Financial affiliated group and it is reasonable to expect the group's liability to be reduced. The Company is reimbursed for the use of such items under the State income tax sharing agreement in the years they actually reduce the consolidated state income tax liability of Holding.

A summary of the income tax provision in the Statement of Operations follows:

	Federal	State	Total
Income tax provision			
Current expense	$ 21,148,171	$ 5,253,519	$ 26,401,690
Deferred expense	725,559	7,171	732,730
	$ 21,873,730	$ 5,260,690	$ 27,134,420

The Company had the following deferred tax assets as of December 31, 2017.

		Assets
State net operating loss	$	129,850
State income taxes		23,136
Deferred Compensation		446,001
Other		61,362
		660,349
Less: Valuation allowance		(2,600)
	$	657,749

At December 31, 2017, the Company had a total net deferred state tax asset of $240,617 and a net deferred federal income tax asset of $417,132.

The Company has determined that it is more likely than not that the federal, state and local deferred tax assets will be realized. A valuation allowance has been provided against certain state net operating losses that are expected to expire unused.

As of December 31, 2017, the Company had total current taxes payable of $4,428,521 comprised of a federal income tax liability of $3,753,271 and a state income tax liability of $675,250.

The effective rate of 41% differs from the statutory tax rate of 35% primarily due to state income taxes.

Reduction of US federal corporate tax rate: The Tax Cuts and Jobs Act (TCJA) reduces the corporate tax rate to 21 percent for tax year 2018 and forward. Consequently, we have recorded a decrease in deferred tax assets of $278,087 for the year ended December 31, 2017.

As of December 31, 2017, the Company had no liability for uncertain tax positions.

In 2017, the Internal Revenue Service commenced its examination of the Company's 2010 and 2013 Federal income tax returns. The 2008-2009 IRS audit cycle was closed on January 2018.

The 2014 through 2016 tax years are open to examination by the Internal Revenue Service and the 2013 through 2016 tax years are open to examination by state tax authorities.

7. Off-Balance Sheet Risk

In the normal course of business, the Company may enter into contracts that contain various representations and indemnities including a contract where it executes, as agent, transactions on behalf of customers through a clearing broker on a fully disclosed basis. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be required to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the underlying security is different from the contract amount of the transaction. The Company has the right to pursue collection or performance from the counterparties who do not perform under the contractual obligations. Although the right of the clearing broker to charge the Company applies to all trades executed through the clearing broker, the Company believes there is no estimable amount assignable to this right or rights under other contracts as any obligation would be based on the future nonperformance by the counterparties. At December 31, 2017, the Company has recorded no liabilities with regards to these rights.

The Company is subject to credit risk to the extent the sponsors and the clearing broker may be unable to repay the amounts owed.

8. Commitments and Contingencies

The Company is involved in various regulatory matters, legal actions and proceedings in connection with its business. Some of the actions and proceedings have been brought on behalf of various claimants and certain of those claimants seek damages of unspecified amounts. For certain specific matters, the Company estimates a liability which is included within Other liabilities on the Statement of Financial Condition. For certain other matters, management cannot make a reasonable estimate of loss. While the ultimate outcome of these matters cannot be predicted with certainty, in the opinion of management, the Company does not currently believe that potential losses are likely to have a material adverse effect on the Company's financial condition.

FINRA currently has an open examination with AXA Advisors concerning AXA Equitable's group variable annuity products' offering materials and account statements. There was a misclassification of certain bond funds as "investment grade" when, in their opinion, the funds were not of investment grade quality. The loss contingencies, if any, resulting from the final outcome of this matter is not yet probable and therefore has not been included in the estimated liability as of December 31, 2017. We currently estimate that the range of possible loss for this exposure could be up to the $3 million. In the event a fine is levied, AXA Equitable will reimburse AXA Advisors.

In conjunction with the LPL Agreement, the Company is obligated to pay a minimum amount of fees over the 12-month period ending August 15, 2018. The contractual minimum is $15,000,000 for the 12-month period ending August 15, 2018 and increases by $500,000 with each consecutive 12-month period throughout the life of the LPL Agreement. Costs subject to the contractual minimum include costs and expenses related to the services provided by LPL, including clearing, FP-related technology, back-office and advisory administration. Actual fees paid during the first eleven years of the LPL Agreement have exceeded contractual minimums.